                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                ----------------



                                    FORM U5S

                                  ANNUAL REPORT

                    For the Fiscal Year Ended March 31, 2002



        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                               Scottish Power plc


                                 1 Atlantic Quay
                                 Glasgow G2 8SP
                                   Scotland UK

                               Scottish Power plc
                                    FORM U5S
                                      2002

                                TABLE OF CONTENTS

ITEM                                                                PAGE NUMBER


1.  System Companies and Investments Therein as of March 31, 2002 .....  3

2.  Acquisitions or Sales of Utility Assets ...........................  3

3.  Issue, Sale, Pledge, Guarantee or Assumptions of System Securities   3

4.  Acquisition, Redemption or Retirement of System Securities ........  3

5.  Investments in Securities of Nonsystem Companies ..................  4

6.  Officers and Directors ............................................  4

7.  Contributions and Public Relations ................................ 20

8.  Service, Sales and Construction Contracts ......................... 20

9.  Wholesale Generators and Foreign Utility Companies ................ 20

10. Financial Statements and Exhibits ................................. Form SE

                                      ITEMS

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF March 31, 2002.

See Attachment 1


ITEM 2.  ACQUISITION OR SALES OF UTILITY ASSETS.

Excluding transactions reported in a certificate filed pursuant to Rule 24, provide a brief description of acquisitions or sales, if any, by each system company, of utility plant in service or under construction of any electric utility company or retail gas utility company for the production, transmission or distribution of electric energy or distribution of natural or manufactured gas, stating the name of the system company (both system companies if the transfer is within the system), the consideration, a brief description of the transaction, the location and the exemption claimed for transactions which have the effect of adding or disposing of a discrete territory separately served or to be served at retail by another utility company, cooperative or government (as defined in Section 2(c) of the Act), and transactions which involve a consideration of more than one million dollars including reasonably estimated completion costs incurred or eliminated by transfer of facilities under construction. Other transactions need not be identified.

         PacifiCorp's Hermiston distribution facilities were transferred to the City of Hermiston on October 1, 2001. The transfer comprised about 1,700 poles that were part of the city limits as they existed on June 23, 1999, but no facilities, equipment or personnel were transferred. The purchase price for these assets was $8,064,879.00 and was approved by the Oregon Public Utilities Commission, Docket No. UP 187, on September 26, 2001. The exemption claimed is Rule 44 b.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

December 2001 First Mortgage Bond Issuances and Supplemental Indenture - See Form U6B-2 filed November 30, 2001, File No. 040-00485.

ITEM 4.  ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

                                Fiscal Year 2002

----------------------- ------------------ ----------------- ----------------- ---------- --------------- ----------------
Investment              Name of            No. of Shares     Consid.           % voting   Book            Author./
                        Acquiring/                           Principal                    Value           Exemption
                        Redeeming Company                    Amount                 (pound)-$
                                  (pound) or $

----------------------- ------------------ ----------------- ----------------- ---------- --------------- ----------------
ScottishPower           Scottish Power     100                (pound)100        100%       7,388,000      FUCO activity
Overseas Holdings       plc                                                               -10,343,200     Section 33
Limited
----------------------- ------------------ ----------------- ----------------- ---------- --------------- ----------------
Core Utility            SP Power Systems   1,000,000          (pound)1,000,000   50%      1,000,000 -     FUCO activity
Solutions  Limited      Limited                                                           1,400,000       under Section
                                                                                                          33

----------------------- ------------------ ----------------- ----------------- ---------- --------------- ----------------



----------------------- ------------------ ----------------- ----------------- ---------- --------------- ----------------
PacifiCorp $7.48 No     PacifiCorp         75,000            $7,500,000        N/A        $7,500,000      Rule 42
Par Serial Preferred
Stock
----------------------- ------------------ ----------------- ----------------- ---------- --------------- ----------------

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

----------------------- ------------------- ---------------- ------------------ ----------- ------------------
Investment              Owner               No. of            Principal         % voting    Book Value
                                            Ordinary Shares  Amount (pound)                       (pound)-$

----------------------- ------------------- ---------------- ------------------ ----------- ------------------
N.E.S.T. Makers         Scottish Energy     22,500           22,500             50          22,500 -31,500
Limited                 Retail Limited
----------------------- ------------------- ---------------- ------------------ ----------- ------------------
Selectus-online         Scottish Power UK   25               25                 25%         25 - 35
Limited                 plc
----------------------- ------------------- ---------------- ------------------ ----------- ------------------
Roboscot (38) Limited   Scottish Power Uk   8,000,000        8,000,000          50%         8,000,000 -
                        plc                                                                 11,200,000
----------------------- ------------------- ---------------- ------------------ ----------- ------------------



ITEM 6.  OFFICERS AND DIRECTORS.

PART I.

The following are the abbreviations to be used for principal business address and positions.

Position                                            Code

Director                                             D
President                                            P
Chief Executive Officer                              CEO
Chief Financial Officer                              CFO
Chief Accounting Officer                             CAO
Chief  Information Officer                           CIO
Chief Production Officer                             CPO
Senior Executive Vice President                      SEVP
Executive Vice President                             EVP
Senior Vice President                                SVP
Financial Vice President                             FVP
Vice President                                       VP
Controller/Comptroller                               C
Counsel                                              L
Secretary                                            S
Assistant Secretary                                  AS
Treasurer                                            T
Assistant Treasurer                                  AT
General Manager                                      GM
Managing Director                                    MD
Commissioner                                         M

-------------------------------- ----------------------------------- ---------
Name and Principal Address       Title                               Code

-------------------------------- ----------------------------------- ---------

SCOTTISHPOWER EXECUTIVE
DIRECTORS

-------------------------------- ----------------------------------- ---------
Ian M. Russell                   Chief Executive Officer             CEO
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Charles Berry                    Executive Director UK               D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
David Nish                       Finance Director                    CFO
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Ken Vowles                       Executive Director International    D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------

SCOTTISHPOWER
NON-EXECUTIVE
DIRECTORS

-------------------------------- ----------------------------------- ---------
Charles Miller Smith             Chairman                            D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Euan Baird                       Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Mair Barnes                      Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Philip Carroll                   Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Sir Peter Gregson                Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Nolan Karras                     Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Allan Leighton                   Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Ewen Macpherson                  Non-executive Director              D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------

SCOTTISHPOWER
OFFICERS

-------------------------------- ----------------------------------- ---------
Julian Brown                     Group Director, Strategy            -
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Dominic Fry                      Group Director, Corporate           -
1 Atlantic Quay                  Communications
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Ronnie Mercer                    Group Director, Infrastructure      -
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------

-------------------------------- ----------------------------------- ---------
Andrew Mitchell                  Company Secretary                   S
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
James Stanley                    Group Director, Legal               L
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Adrian Coats                     Group Director of Treasury          T
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Terry Hudgens                    President and CEO PacifiCorp Power  P/CEO
825 NE Multnomah                 Marketing
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------

-------------------------------- ----------------------------------- ---------
PACIFICORP
OFFICERS

-------------------------------- ----------------------------------- ---------

Judith A. Johansen               President and CEO - PacifiCorp      P/CEO
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
William D. Landels               Executive Vice President - PacifiCo EVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Andrew N. MacRitchie             Executive Vice President - PacifiCo EVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Matthew R. Wright                Executive Vice President - PacifiCo EVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Michael J. Pittman               Senior Vice President - PacifiCorp  SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Donald N. Furman                 Senior Vice President - PacifiCorp  SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Andrew P. Haller                 Senior Vice President, General      SVP-L-S
825 NE Multnomah                 Counsel and Corporate
Suite 2000                       Secretary - PacifiCorp
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------

-------------------------------- ----------------------------------- ---------
Robert A. Klein                  Senior Vice President - PacifiCorp  SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Robert A. Moir                   Senior Vice President - PacifiCorp  SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Richard A. Walje                 Senior Vice President - PacifiCorp  SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Barry G. Cunningham              Senior Vice President - PacifiCorp  SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Geoffrey O. Huggins              Vice President - PacifiCorp         VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Donald D. Larson                 Vice President - PacifiCorp         VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Stan K. Watters                  Vice President - PacifiCorp         VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Ernest E. Wessman                Vice President - PacifiCorp         VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Bruce N. Williams                Treasurer - PacifiCorp              T
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
Michael G. Jenkins               Assistant Secretary- PacifiCorp     AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
Alexander D. Tait                Assistant Secretary - PacifiCorp    AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------

-------------------------------- ----------------------------------- ---------
Larry O. Martin                  Assistant Secretary - PacifiCorp    AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Jeffery B. Erb                   Assistant Secretary - PacifiCorp    AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97232

-------------------------------- ----------------------------------- ---------
Tanya S. Sacks                   Assistant Treasurer - PacifiCorp    AT
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
PACIFICORP
DIRECTORS

-------------------------------- ----------------------------------- ---------
Ian M. Russell                   Chairman                            D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------
Judith A. Johansen

825 NE Multnomah                 Director                            D
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
William D. Landels               Director                            D
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
Andrew N. MacRitchie             Director                            D
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
Matthew R. Wright                Director                            D
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
Michael J. Pittman               Director                            D
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
A. Richard Walje                 Director                            D
825 NE Multnomah
Suite 2000
Portland
Oregon 97232
-------------------------------- ----------------------------------- ---------
Nolan E. Karras                  Director                            D
4695 South 1900 West
#3
Roy, Utah 84067

-------------------------------- ----------------------------------- ---------
Keith R. McKennon                Director                            D
1 Atlantic Quay
Glasgow G2 8SP

-------------------------------- ----------------------------------- ---------

Part II.  Financial Connections.

---------------------------- --------------------------------- ---------------------------- -----------------
Name                         Name and Location of Financial    Position held in Financial   Applicable
                             Institution                       Institution                  Exemption Rule
---------------------------- --------------------------------- ---------------------------- -----------------
Charles Miller Smith         Goldman Sachs - UK                Adviser                      Rule 70
---------------------------- --------------------------------- ---------------------------- -----------------
Nolan Karras                 Beneficial Life Insurance         Non-executive Director       Rule 70
                             Company and American General
                             Savings Bank, both of USA

---------------------------- --------------------------------- ---------------------------- -----------------
Ewen Macpherson              Merrill Lynch New Energy          Chairman                     Rule 70
                             Technology plc, UK

                             Foreign & Colonial Investment
                             Trust plc, Pantheon               Non-executive Director
                             International Participations
                             plc, and Sussex Place
                             Investment Management Limited,
                             all of the UK
---------------------------- --------------------------------- ---------------------------- -----------------


ITEM 6.  EXECUTIVE COMPENSATION - PART III.

(a) Summary Compensation Tables. The following tables set forth information concerning any Chief Executive Officer and the four most highly compensated executive officers for ScottishPower and PacifiCorp as of March 31, 2002, as defined by the Securities and Exchange Commission.

Key terms used in this Item will have the following meanings:-

ESP ................   Employee Savings Plan
ESOP ...............   Employee Stock Ownership Plan
SBP ................   Supplemental Benefit Plan
ERISA ..............   Employee Retirement Income Security Act of 1974

PacifiCorp
Summary Compensation Tables Listed Below
----------------------------------------

                                             Annual
                                         Compensation(a)      Long-Term Compensation
                                         ---------------      ----------------------
                                                            Restricted   Securities    LTIP   ScottishPower  All Other
                                           Salary   Bonus     Stock      Underlying   Payout   Performance  Compensation
Name and Principal Position       Year      (b)     (c)     Awards(d)    Options(e)     (f)     Share(g)        (h)
---------------------------       ----      ---     ---     ---------    ----------     ---     --------        ---
Judith A. Johansen                2002  $360,501  $ 12,902   $141,683    57,350      $    -            -       $ 11,707
 President and Chief              2001   110,834   150,000    131,138    57,350           -            -          3,169
 Executive Officer                2000         -         -          -         -           -            -              -

Alan V. Richardson                2002   860,832         -          -         -           -       50,223        531,260
 Former President and             2001   792,330         -          -         -           -       25,384            368
Chief                             2000   190,566   160,500          -         -           -       18,994              -
 Executive Officer
                                  2002   299,425     8,392    112,768    56,800      23,644            -         10,524
Andrew P. Haller                  2001    86,042   110,000    104,375    56,800           -            -          2,917
 Senior Vice President,           2000         -         -          -         -           -            -              -
 General Counsel and
 Corporate Secretary
                                  2002   275,167   150,008     53,203    13,500           -            -         20,449
Michael J. Pittman                2001   249,749         -          -         -           -            -         12,813
 Senior Vice President            2000   244,250   228,853     72,881 1  21,707           -            -         24,173

                                  2002   240,375   128,854     53,203    14,000      12,222            -         19,606
A. Richard Walje                  2001   214,002         -          -         -      13,729            -         15,724
 Senior Vice President            2000   214,341   281,184     72,772 1  09,329      11,717            -         22,438

                                  2002   234,393   113,737     43,951    13,000           -            -         18,459
Donald N. Furman                  2001   208,004    20,000          -         -           -            -         29,640
 Senior Vice President            2000   208,337   163,480     60,116    83,000           -            -         17,464

                                  2002   255,521   163,361    130,117         -           -            -        174,194
Karen Clark                       2001   327,500   150,000          -         -           -            -         12,941
 Former Senior Vice               2000    61,818   100,000    142,379         -           -            -          2,365
 President and Chief
 Financial Officer

----------
(a) May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower ADS or a cash account on which interest is paid at a rate equal to the Moody's Intermediate Corporate Bond Yield for AA rated Public Utility Bonds.

(b) Includes amounts paid to executive officers in the form of international assignment benefits, including foreign housing allowances. These amounts were $541,332, $424,830 and $65,273 for Mr. Richardson for 2002, 2001 and 2000,
respectively.

(c) Refer to the Board Report on Executive Compensation for a description of PacifiCorp's Annual Incentive Plan. Incentive amounts are reported for the year in which they were received by the executive officers. Amounts in this column for 2002 include a retention bonus in the amount of $125,610, $104,000, and $90,000 for Messrs. Pittman, Walje, and Furman, respectively. Amounts in this column for 2001 include special bonuses and hire-on bonuses. These amounts are $150,000, $150,000, $20,000, and $110,000 for Ms. Johansen, Ms. Clark and
Messrs. Furman and Haller, respectively. Amounts in this column for 2000 included a special bonus that was paid upon the closure of the Merger with ScottishPower. These amounts were $46,500 and $125,000 for Messrs. Richardson and Pittman, respectively. In 2000, Ms. Clark received a hire on bonus of $100,000.

(d) Awards are restricted stock grants made in January and April of 2001 and February 2000 pursuant to the Stock Incentive Plan. In general, restricted stock awards vest over a four-year period from the date of grant, subject to compliance with the stock ownership and other terms of the grant. On March 31, 2002, the aggregate value of all restricted stock holdings, based on the market value of ScottishPower ADS at March 31, 2002, without giving effect to the diminution of value attributed to the restrictions on such stock, and the aggregate number of restricted share holdings of Ms. Johansen, Ms. Clark and Messrs. Pittman, Walje, Furman and Haller were $175,359, $0, $66,319, $70,041, $53,906 and $139,571, respectively. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock awards to their stock accounts under the Compensation Reduction Plan.

(e) Amounts shown for 2000 include a retention stock option award for Messrs. Pittman, Walje and Furman covering 108,207, 95,329, and 70,000 ScottishPower ADS, respectively.

(f) Represents the restricted stock shares that vested and were distributed to the named officer.

(g) Represents the number of ScottishPower ordinary performance shares contingently granted in 2002, 2001 and 2000 that can be earned under the terms of the ScottishPower Long Term Incentive Plan.

(h) Amounts shown for the year ended March 31, 2002 include:

     (i) During 2002, Mr. Richardson purchased 279 shares under the ScottishPower Employee Share Ownership Plan ("ESOP"). Under the terms of the plan, ScottishPower matches the number of shares bought by the individual. The value of the 279 shares bought by ScottishPower, for Mr. Richardson, was $1,793.

     (ii) Includes benefits-in-kind totaling $1,086 and an additional payment of $528,381 according to the terms of Mr. Richardson's contract.

     (iii) Company contributions to the PacifiCorp K Plus Employee Savings and Stock Ownership Plan for each of Ms. Johansen, Ms. Clark and Messrs. Pittman, Walje, Furman and Haller, were $2,199, $9,559, $11,057, $10,273, $9,292, and $1,191, respectively.

     (iv) Portions of premiums on term life insurance policies that PacifiCorp paid for Ms. Johansen, Ms. Clark and Messrs. Pittman, Walje, Furman and Haller in the amounts of $508, $432, $392, $333, $166 and $333, respectively. These benefits are available to all employees.

     (v) Severance pay for Ms. Clark in the amount of $126,450, plus a special retirement benefit of $21,700 and a cash equivalent of long-term incentive benefit of $16,053.

     (vi) This column also includes vehicle allowances paid to Ms. Johansen, Ms. Clark and Messrs. Pittman, Walje, Furman and Haller in the amount of $9,000, $8,362, $9,000, $9,000, $9,000 and $9,000, respectively.

Option Grants in Last Fiscal Year


                                                   Individual Grants(a)
                                                   -----------------                                  Potential Realizable
                                 Number of      % of Total                                               Value at Assumed
                                Securities        Options                                                Annual Rates of
                                Underlying      Granted to       Exercise or                         Stock Price Appreciation
                                  Options      Employees in       Base Price        Expiration           for Option Term
                                Granted(b)      Fiscal Year   ((pound) or $/Sh)        Date              ---------------
            Name                                                                                      5%             10%
            ----                                                                                      --             ---
Alan V. Richardson (c)           124,223           3.76%       (pound)4.83            8/20/11  (pound)349,239   (pound)886,706
Judith A. Johansen                57,350           6.95             $25.70            4/24/11        $922,254       $2,341,571
Michael J. Pittman                13,500           1.64              25.70            4/24/11         217,095          551,198
A. Richard Walje                  14,000           1.70              25.70            4/24/11         225,136          571,613
Donald N. Furman                  13,000           1.58              25.70            4/24/11         209,055          530,783
Andrew P. Haller                  56,800           6.89              25.70            4/24/11         913,409        2,319,115
Karen Clark (d)                   46,000           5.58              25.70            4/24/11             N/A              N/A

-----------

(a) All options are for ScottishPower ADS, except Mr. Richardson's options, which are for ScottishPower Ordinary Shares.

(b) All options become exercisable for one-third of the shares covered by the option on each of the first three anniversaries of the grant date, except for Mr. Richardson, whose options become exercisable after the third anniversary of the grant date. The grant date for each option shown in the table above was April 24, 2001, except Mr. Richardson, whose options were granted in August 2001.

(c) Mr. Richardson's options are quoted as ScottishPower Ordinary Shares. One ScottishPower ADS is equal to four ScottishPower Ordinary Shares. Mr. Richardson's options can only be exercised between the 3rd and 10th anniversary of the date of the grant, and exercise is subject to the satisfaction of a performance condition, that being a pre-determined level of EPS growth over a maximum of a three-year performance period from the date of the grant.

(d) Upon her termination, Ms. Clark forfeited all of her options granted on April 24, 2001.

Aggregated Option Exercises in 2002 and Year End Option Values

                                                                         Number of
                                                                         Securities            Value of
                                                                         Underlying           Unexercised
                                                                        Unexercised          In-the-Money
                                                                         Options at           Options at
                                                                      March 31 (#)(a)          March 31
                                                                      ---------------          --------
                                      Shares
                                   Acquired on          Value           Exercisable/         Exercisable/
             Name                  Exercise (#)       Realized         Unexercisable         Unexercisable
             ----                  ------------       --------         -------------         -------------
Judith A. Johansen                      -                $   -            0/57,350               $0/$0
Alan V. Richardson                      -                    -               -                     -
Michael J. Pittman                      -                    -            0/13,500               $0/$0
A. Richard Walje                        -                    -            0/14,000               $0/$0
Donald N. Furman                        -                    -            0/13,000               $0/$0
Andrew P. Haller                        -                    -            0/56,800               $0/$0
Karen Clark (b)                       15,333              20,853            0/0                  $0/$0

-----------

(a) All options are for ScottishPower ADS, except Mr. Richardson's options, which were for ScottishPower Ordinary Shares.

(b) Upon her termination, Ms. Clark forfeited all of her options granted on February 16, 2000 and April 24, 2001.

Severance Arrangements

The PacifiCorp Executive Severance Plan provides severance benefits to certain executive level employees who are designated by the PacifiCorp Board, in its sole discretion, including the executive officers named in the Summary Compensation Table. To qualify for severance benefits, the executive must have terminated employment for one of the following reasons:

(1) voluntary termination as a result of a material alteration in the executive's assignment that has a detrimental impact on the executive's employment. A "material alteration in assignment" includes any of the following:

     (a) a material reduction in the scope of the executive's duties and responsibilities;

     (b)  a material reduction in the executive's authority; or

     (c) any reduction in base pay or a reduction in annualized base salary and target bonus of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment; or

(2) involuntary termination (including a Company-initiated resignation) for reasons other than for cause.

In addition, the Executive Severance Plan provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction, including the Merger with ScottishPower. Executives designated by the PacifiCorp Board are eligible for change-in-control benefits resulting from either a PacifiCorp-initiated termination without "cause", or a resignation generally within two months after a "material alteration of position". During the 24-month protection period under the Severance Plan, "cause" means the executive's gross misconduct or gross negligence or conduct that indicates a reckless disregard for the consequences and has a material adverse effect on PacifiCorp or its affiliates, and "material alteration in position" means the occurrence of any of the following:

(1)  a change in reporting relationship to a lower level;

(2)  a material reduction in the scope of duties and responsibilities;

(3)  a material reduction in authority;

(4)  a "material reduction in compensation"; or

(5) relocation of executive's work location to an office more than 100 miles from the executive's office or more than 60 miles from the executive's home.

A "material reduction in compensation" occurs when an executive's annualized base salary is reduced by any amount or the annualized base salary and target bonus opportunity combined is reduced by at least 15.0% of the combined total opportunity before the change in compensation.

If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the "annual cash compensation" of such executive, depending on the level set by the Board. "Annual cash compensation" is defined as annualized base salary, target annual incentive opportunity and annualized auto allowance in effect on a material alteration or termination, whichever is greater. If the payment would result in imposition of an excise tax under IRC Section 4999, PacifiCorp is required to make an additional payment to compensate the executive for the effect of such excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months depending on length of service, and a minimum of 12 months' executive-level outplacement services. Several executives have terminated and qualified to receive change-in-control benefits.

Except in the event of a change-in-control, the definition of cause is determined by PacifiCorp in its discretion and by the Board in the event of an appeal by the employee. The Executive Severance Plan does not apply to the termination of an executive for reasons of normal retirement, death or total disability or to a termination for cause or for voluntary termination other than as specified above. Other than in connection with a change-in-control, executives named in the Summary Compensation Table (excluding Mr. Richardson) are eligible for a severance payment equal to one or two times the executive's total cash compensation, three months of health insurance benefits and outplacement benefits. Total cash compensation is defined as the combination of the annualized base salary, the target annual incentive opportunity and the annualized auto allowance in effect on the earlier of a material alteration or termination. Mr. Richardson left the Company in December 2001.

Retirement Plans
----------------

PacifiCorp and all of its subsidiaries have adopted noncontributory defined benefit retirement plans for their employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table (other than Mr. Richardson), are also eligible to participate in PacifiCorp's nonqualified supplemental executive retirement plan. The following description assumes participation in both the retirement plans and the supplemental plan. Participants receive benefits at retirement payable for life based on length of service with PacifiCorp or its subsidiaries and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and bonuses as reflected in the Summary Compensation Table above. Benefits are based on 50% of final average pay plus up to an additional 15.0% of final average pay depending upon whether PacifiCorp meets certain performance goals set for each fiscal year by the Board. Participants may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect Social Security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and 5 years of participation in the supplemental plan.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of March 31, 2002. Amounts in the table reflect payments from the retirement plans and the supplemental plan combined.

Estimated Annual Pension At Retirement (a)
--------------------------------------

                                        Years of Service (b)

   Annual Pay at
  Retirement Date           5            15              25            30
  ---------------           -            --              --            --

       $  200,000        $ 43,333      $130,000        $130,000       $130,000
          400,000          86,667       260,000         260,000        260,000
          600,000         130,000       390,000         390,000        390,000
          800,000         173,333       520,000         520,000        520,000
        1,000,000         216,667       650,000         650,000        650,000

-------------

(a) The benefits shown in this table assume that the individual will remain in the employ of PacifiCorp until retirement at age 60, that the plans will continue in their present form and that PacifiCorp achieves its performance goals under the supplemental plan in all years. Amounts shown do not reflect the Social Security offset.

(b) The number of credited years of service used to compute benefits under the plans for Ms. Johansen and Messrs. Pittman, Walje, Furman and Haller are 1, 23, 17, 8 and 1, respectively.

Retention Agreements
--------------------

In order to retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the ScottishPower Merger and qualify for the enhanced change-in-control supplemental retirement benefits, the Company has entered into retention agreements with qualifying executives (Messrs. Pittman, Walje and Furman). Those retention agreements provide for the same enhanced supplemental retirement benefits if the qualifying executives satisfy the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits but will be eligible to receive these same enhancements if they either (1) have a subsequent qualifying "involuntarily termination" or "material alteration" in position or (2) continue employment through the established retention date of December 1, 2002.

These retention agreements also require qualifying executives to waive any rights to executive severance benefits which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there is a subsequent "involuntarily termination" or "material alteration" in position as defined in the Severance Plan, this waiver of severance benefits applies to these executives through November 28, 2004. The executives' waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in the Company's discretion for each executive, and special stock option awards that vest over a three-year retention period at 25% for each of the first two years and 50% in the third year.

ScottishPower
Directors' emoluments and interests
-----------------------------------

Total emoluments for ScottishPower
The below provides a breakdown of the total emoluments of the Chairman and all the directors in office during the year ended 31 March 2002.

Remuneration of directors during 2001/02

------------------------------------------------------------------------------------------------------------------------------------
                                                 Basic salary           Bonus        Benefits in kind          Total
                                                (Pounds)000's       (Pounds)000's     (Pounds)000's          (Pounds)000's
                                                2002       2001      2002     2001     2002      2001        2002       2001
------------------------------------------------------------------------------------------------------------------------------------
Chairman and executive directors
Charles Miller Smith                            235.0       235.0      -       -       13.8       4.7       248.8       239.7
Sir Ian Robinson (retired 4 May 2001)            93.3       522.7      -       -        2.9      24.2        96.2       546.9
Ian Russell
(app. Chief Executive 17 April 2001)            542.9       390.0      -       -       27.6      34.6       570.5       424.6
Charles Berry                                   280.0       220.0      -       -       19.2      19.3       299.2       239.3
David Nish                                      325.0       225.0      -       -       23.9      28.0       348.9       253.0
Alan Richardson
(retired 31 December 2001)*                     225.0       245.0      -       -        0.8       0.7       225.8       245.7
Ken Vowles (retired 31 March 2002)              300.0       270.0      -       -       16.0      14.1       316.0       284.1
------------------------------------------    -------     -------    -----   -----    -----     -----     -------     -------
Total                                         2,001.2     2,107.7      -       -      104.2     125.6     2,105.4     2,233.3
==========================================   ========    ========    =====   =====    =====     =====     =======     =======


                                                      Fees              Bonus         Benefits in kind            Total
                                                  (Pounds)000's     (Pounds)000's      (Pounds)000's          (Pounds)000's
                                                 2002       2001    2002     2001      2002      2001        2002       2001
------------------------------------------------------------------------------------------------------------------------------------
Non-executive directors (fees & expenses)

Keith McKennon (retired 27 July 2001)            21.3        64.0      -       -       17.4      11.0        38.7        75.0
Euan Baird                                       28.5         6.5      -       -        0.7         -        29.2         6.5
Mair Barnes                                      32.0        33.0      -       -        1.0       2.8        33.0        35.8
Philip Carroll (appointed 15 January 2002)        4.4           -      -       -        0.6         -         5.0           -
Sir Peter Gregson                                40.5        36.5      -       -        2.8       2.1        43.3        38.6
Nolan Karras**                                   32.8        33.5      -       -       19.7       6.5        52.5        40.0
Allan Leighton                                   27.5         6.5      -       -        0.1       0.4        27.6         6.9
Ewen Macpherson                                  39.5        39.5      -       -        4.0       2.2        43.5        41.7
Robert Miller (resigned 8 June 2001)              6.1        31.5      -       -        2.2      21.0         8.3        52.5
John Parnaby (retired 27 July 2001)              12.8        40.5      -       -        3.9       1.9        16.7        42.4
--------------------------------------------- -------     -------      -       -      -----     -----     -------     -------
Total                                           245.4       291.5      -       -       52.4      47.9       297.8       339.4
============================================= =======     =======    =====   =====    =====     =====     =======     =======

Other emoluments

* Alan Richardson received an additional (Pounds)381,220 (2001 (Pounds)283,220) in respect of housing, foreign service allowance and other essential costs associated with his assignment as Executive Director, US, based in Portland, Oregon. These costs include relocation and repatriation back to the UK.

** Nolan Karras received emoluments in the US of (Pounds)22,613 (2001 (Pounds)26,857) in respect of services to the PacifiCorp and Utah advisory boards in the form of cash and shares.

(i) The emoluments of the highest paid director (Ian Russell) excluding pension contributions were (Pounds)570,531. In addition, gains on exercise of share awards before tax during the year by Ian Russell amounted to (Pounds)138,628. The emoluments of the highest paid director in 2000/01 (Sir Ian Robinson) excluding pension contributions were (Pounds)546,862. Details of other share related incentives are contained in Attachment 2.

(ii) Pension contributions made by the company under approved pension arrangements for Ian Russell amounted to (Pounds)nil (2001 (Pounds)nil). Ian Russell also has an entitlement under the unapproved pension benefits described further in Attachment 2.

(iii) Sir Ian Robinson retired from the Board on 4 May 2001 and as an employee on 31 May 2001. Alan Richardson retired from the Board and as an employee on 31 December 2001. Ken Vowles retired from the Board and as an employee on 31 March 2002.

(iv) In addition to the above, payments were made to Sir Ian Robinson of (Pounds)385,000; Alan Richardson of (Pounds)372,099; and Ken Vowles of (Pounds)405,649, in accordance with the terms of their respective contracts.

---------------------------------------------------------------------------------------------------------------------
                                                                                                      Transfer value
                                                                                                        Of increases
                                                                                                               after
                                                                        Additional                        indexation
                                                                           pension                           (net of
                                                        Transferred         earned       Accrued          director's
                                                      - in benefits        in year      entitlement    contribution)
                                                       (Pounds)p.a.    (Pounds)p.a.     (Pounds)p.a.         (Pounds)
---------------------------------------------------------------------------------------------------------------------
Charles Miller Smith                                       --                --              --                  --
Sir Ian Robinson
(retired from the Board on 4 May 2001 and
from the company on 31 May 2001)                           --                --              --                  --
Ian Russell                                              15,094            52,738         144,159             545,011
Charles Berry                                              --              23,568          82,744             246,993
David Nish                                               34,938            26,111          67,356             200,946
Alan Richardson (retired 31 December 2001)                 --              50,263         130,000             633,959
Ken Vowles (retired 31 March 2002)                      127,808            14,346         141,570             231,657
===================================================     =======            ======         =======             =======

(i) The accrued entitlement of the highest paid director (Ian Russell) was (Pounds)144,159. In 2001, the accrued entitlement of the highest paid director (Sir Ian Robinson) was (Pounds) 319,200. During the year, retirement benefits were accrued under the defined benefits pension scheme in respect of 5 directors (2001 6 directors). The method of calculation of retirement benefits for Sir Ian Robinson was agreed prior to his retirement and published in last year's Remuneration Report.

(ii) The transfer value of the increases after indexation represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deduction of members' contributions. Although the transfer value represents a liability to the pension scheme in respect of approved benefits and to the company in respect of unapproved benefits, it is not a single sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration. Instead, this value would not be payable until the director's retirement date, and thereafter would be spread over the remainder of his lifetime (and also covering the cost of dependants' benefits after his death).

(iii) With respect to Alan Richardson, the figures shown in the table above reflect the increase in his pension, including contractual changes made to enable his withdrawal. In addition, the value of allowing him to take his retirement benefits immediately was (Pounds)850,750.

(iv) The pension entitlement shown is that which would be paid annually on retirement based upon service to the end of the year. Members of the group's schemes have the option of paying additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(v) Executives who joined the company on or after 1 June 1989 are subject to the earnings cap, introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the company's approved schemes due to the earnings cap are provided through unapproved pension arrangements, details of which are included in the Remuneration Report. The pension benefits disclosed above include approved and unapproved pension arrangements.

(vi) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at December 2001 (0.7%).

(vii) The value of the increase in Members' entitlements has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance note GN11, in two parts: The approved element being based upon the normal cash equivalent transfer value assumptions less directors' contributions; the unapproved element is calculated in line with FRS 17 assumptions.

(viii) Transferred in benefits represent pension rights accrued in respect of previous employments.

(ix) The total liabilities, calculated on an FRS 17 basis, for the 14 executives and senior employees arising in relation to unapproved benefits for service for the year to 31 March 2002 was (Pounds)690,000 (2001 (Pounds)500,000). All benefits for the above are provided on a defined benefit basis.

ITEM 6. OFFICERS AND DIRECTORS  (CONT'D).

PART III.

(b) Stock Ownership. The following tables show the number of ordinary shares of ScottishPower owned by the directors, nominees and executive officers as of March 31, 2002. It is based on information furnished to ScottishPower by the directors, nominees and executive officers. The shares owned by all directors, nominees and executive officers of each company as a group constitute less than one percent of the total number of shares of the respective classes outstanding on March 31, 2002.

ScottishPower
Directors' interests in shares as at 31 March 2002

-------------------------------------------------------------------------------------------------------
                               Ordinary shares     Share options (Executive)  Share options (Sharesave)
-------------------------------------------------------------------------------------------------------
                                          1.4.01
                                       (or date of
                                       appointment
                             31.3.02     if later)     31.3.02   1.4.01        31.3.02       1.4.01
-------------------------------------------------------------------------------------------------------
Charles Miller Smith          11,000       11,000         --        -             --           --
Ian Russell                  o86,817      o58,418      227,743      -            4,371         --
Charles Berry                o18,958      o14,691      107,660      -              903        2,232
David Nish                    o7,294       o4,112      124,223      -            2,509        2,215
Ken Vowles                  o143,410     o138,801      124,223      -            3,073        5,501
Euan Baird                   100,000      100,000         --        -             --           --
Mair Barnes                    1,400        1,400         --        -             --           --
Philip Carroll                  --           --           --        -             --           --
Sir Peter Gregson              1,093        1,024         --        -             --           --
Nolan Karras                  31,286       27,347         --        -             --           --
Allan Leighton                  --           --           --        -             --           --
Ewen Macpherson                5,000        5,000         --        -             --           --
========================     =========    =========    ========   =====        ========       =====

--------------------------------------------------------------------------------
                                         Long Term Incentive Plan
--------------------------------------------------------------------------------
                               31.3.02                     1.4.01
                             **Vested    *Potential    **Vested     *Potential
--------------------------------------------------------------------------------
Charles Miller Smith             --           --           --           --
Ian Russell                    12,682      175,063       27,691      114,694
Charles Berry                   4,433       87,904        9,951       55,461
David Nish                      4,191       85,030         --         45,286
Ken Vowles                     29,796      109,308       20,768       81,655
Euan Baird                       --           --           --           --
Mair Barnes                      --           --           --           --
Philip Carroll                   --           --           --           --
Sir Peter Gregson                --           --           --           --
Nolan Karras                     --           --           --           --
Allan Leighton                   --           --           --           --
Ewen Macpherson                  --           --           --           --
========================     =========    =========     ========       =====

None of the directors has an interest in ordinary shares which is greater than 1% of the issued share capital of the company.

* These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

** These shares represent the number of shares the directors are entitled to receive when the Long Term Incentive Plan award is exercisable after the fourth anniversary of grant calculated according to the performance criteria measured over the three-year performance period.

o These shares include the number of shares which the directors hold in the Employee Share Ownership Plan, shown below.

                       Free    Partnership    Matching  Dividend
                      shares     shares        shares    shares      Total
--------------------------------------------------------------------------------
Ian Russell             50        388           388         33        859
Charles Berry           50        388           388         33        859
David Nish              50        388           388         33        859
Ken Vowles              50        388           388         --        826
==========================     =========     ========     =====      =====

Between 31 March 2002 and 1 May 2002, Ian Russell, Charles Berry and David Nish each acquired 34 Partnership Shares and 34 Matching Shares as part of the regular monthly transactions of the Employee Share Ownership Plan. Otherwise, there have been no changes in the directors' interests between 31 March 2002 and 1 May 2002.

PacifiCorp

The following table sets forth certain information as of March 31, 2002 regarding the beneficial ownership of ScottishPower Ordinary Shares by certain officers and directors of PacifiCorp. As of March 31, 2002, each of the directors and executive officers identified above and all directors and executive officers of the Company as a group owned less than 1% of the outstanding Ordinary Shares of ScottishPower.

                                                       Number of shares
 Beneficial Owner                            as at March 31, 2002(a)(b)
 Judith A. Johansen
 Alan V. Richardson                                              50,028
 Andrew P. Haller                                                28,554
 Michael J. Pittman                                              37,564
 A. Richard Walje                                               116,661
 Donald N. Furman                                                46,461
 Karen K. Clark (c)                                              65,511
                                                                 16,647

 Ian M. Russell                                                  86,817
 Nolan E. Karras                                                 48,374
 William D. Landels                                              38,038
 Andrew N. MacRitchie                                            10,743
 Matthew R. Wright                                                6,829

 All executive officers and directors
   as a group (18 persons)                                      779,502

-------------

(a) Includes ownership of (i) shares held by family members even though beneficial ownership of such shares may be disclaimed, (ii) shares held for the account of such persons pursuant to the PacifiCorp Compensation Reduction Plan and the PacifiCorp K Plus Savings and Stock Ownership Plan, and (iii) shares granted and vested or unvested shares for which the individual has voting but not investment power under the PacifiCorp Stock Incentive Plan.

(b) Options granted in ScottishPower ADS under the PacifiCorp Stock Incentive Plan have been converted into options in Ordinary Shares in the above table. One ADS equates to four Ordinary Shares.

(c) Ms. Clark resigned from the Company, effective January 3, 2002. All 7,875 unvested restricted ADS shares were forfeited upon termination.

Between April 1, 2002 and May 24, 2002, there have been no further beneficial entitlements awarded to Ms. Johansen, Ms. Clark, and Messrs. Pittman, Walje, Furman, Haller, Richardson, Russell, Landels, MacRitchie, and Wright.

On May 9, 2001 and May 22, 2001, Mr. Richardson exercised 9,661 and 10,816 respectively, of his vested Ordinary Shares under the LTIP.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS.

(1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof by registrant.

It has been ScottishPower's practice not to give money for political purposes. This policy has not changed. ScottishPower remains a politically neutral organization.

Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Excluding (i) transactions included in the annual report on Form U-13-60 of a service company (because PacifiCorp has no service company we will not file a U-13-60 therefore, all service activities are filed under this section), (ii) the sharing of costs of jointly owned facilities or jointly employed personnel,
(iii) contracts for the purchase, sale or interchange of electricity or gas, and
(iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9, infra, provide the following information:

Part I. Furnish the information required by the following table as to contracts for services, including engineering or construction services, or goods supplied or sold by a system company to another system company, and state, in the tabulation or by footnote, the date of the contract and whether it remained in effect at year end.

See Attachment 3


Part II. Does any system company have a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities?

No

If the answer to Part II is yes, and the contract has not already been reported in Item 6, report such contracts in substantially the same detail as specified for Part I, also describing the affiliation.

Part III. Does any system company employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services?

No

If the answer to Part III is yes, state the name of each such person, describe the contract, and the scope of the services and the annual consideration.

ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I(a)

------------------------ ---------------- ------------------ --------------------- -------------- --------------
Name of Company and      Owner            Descrip. of        Aggregate             Earnings as    Company
Principal Address                         Facilities         Investment  Amount    of 3/31/01     Debt/Eq.
                                                             (pound)-$                            Ratio
                                                                                                  3/31/01
------------------------ ---------------- ------------------ --------------------- -------------- --------------
Scottish Power UK plc    Scottish Power   See Form 6K        (pound)592 million    (pound)78.2       2.67
                         plc              filed 6-17-02            $843 million         million
                                                                                        $111.4
                                                                                        million
------------------------ ---------------- ------------------ --------------------- -------------- --------------
SP Manweb plc            ScottishPower    See Form 6K        (pound)895 million    (pound)439.2      0.04
                         Investments      filed 6-17-02          $1,274 million        million
                         Limited                                                        $625.4
                                                                                        million
------------------------ ---------------- ------------------ --------------------- -------------- --------------

Key terms: FUCO means Foreign Utility Company - FUCO-S means a subsidiary of a FUCO - EWG means Exempt Wholesale Generator - IS means Intermediate Subsidiary - PP means Project Parent - SPS means Special Purpose Subsidiary

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

See Attachment 4

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of Scottish Power plc.

Aggregate Investment in FUCOs - $2,117 million

No Aggregate Investment in EWGs

Ratio - 32%
 Notes

     1. Per Sub stats. Of GenScot Limited for the year ended 31, March 2002 the investment in SP Manweb was transferred from Genscot to ScottishPower Investments Limited.

     2. Exchange rate of 1.424 used as per March 2001 SP plc Accounts for closing Exchange rate at March 2001 for all numbers.

Item 10 FINANCIALS STATEMENTS AND EXHIBITS


Exhibit A
Annual Report 20-F

Exhibit B
Articles of organization and bylaws for each subsidiary

See Exhibit B of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit C
Indenture relating to funded debt.

See Exhibit C of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit D
Copy of tax allocation agreement

See Exhibit D of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit E
Documents requested pursuant to Financing Order

See Attachment 5.  See also Exhibit F

Copies of other documents prescribed by rule or order, such as Rule 48(b), for incorporation into the annual report; provided that any reports to State Commissions included as an exhibit shall be filed in paper, even if submitted by an electronic filer.

Exhibit F
Financial Statements

See Form 6K filed 6-17-2002 File No. 001-14676 & Form 10K filed 5/31/2002 File No. 001-05152

Exhibit G
Financial Data Schedule

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish Financial Data Schedules. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant, each subsidiary and the consolidated system.

Item No.          Caption Heading

1                 Total Net Utility Plant
2                 Other Property and Investments
3                 Total Current Assets
4                 Total Deferred Charges
5                 Balancing amount for Total Assets
6                 Total Assets
7                 Common Stock
8                 Capital Surplus, Paid In
9                 Retained Earnings
10                Total Common Stockholders Equity
11                Preferred Stock Subject to Mandatory Redemption
12                Preferred Stock Not Subject to Mandatory Redemption
13                Long Term Debt, Net
14                Short Term Notes
15                Notes Payable
16                Commercial Paper
17                Long Term Debt - Current Portion
18                Preferred Stock - Current Portion
19                Obligations Under Capital Leases
20                Obligations Under Capital Leases - Current Portion
21                Balancing amount for Capitalization and Liabilities
22                Total Capitalization and Liabilities
23                Gross Operating Revenue
24                Federal and State Income Taxes Expense
25                Other Operating Expenses
26                Total Operating Expenses
27                Operating Income (Loss)
28                Other Income (Loss), Net
29                Income Before Interest Charges
30                Total Interest Charges
31                Net Income
32                Preferred Stock Dividends
33                Earnings Available For Common Stock
34                Common Stock Dividends
35                Total Annual Interest Charges on All Bonds
36                Cash Flow From Operations
37                Earnings Per Share - Primary

38                Earnings Per Share - Fully Diluted


Exhibit H
Organizational Chart

Exhibit I

Separate Financials for EWGs and FUCOs

See Exhibit F

If the EWG or foreign utility company is a "majority-owned associate company," as defined in rule 53(a)(2)(ii), submit the most recently available audited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. For all other EWG or foreign utility company subsidiaries of the registered holding company, submit either an audited (if available) or an unaudited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. Submit a summary of any analytical reviews and conclusions drawn therefrom of majority-held EWG or foreign utility company subsidiaries performed in the ordinary course of an audit of the registered holding company.

See Form 6K filed 6-17-2002 File No. 001-14676


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this annual report to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 31st day of July, 2002.

                                            ScottishPower plc

                                            By /s/ David T. Nish
                                               --------------------------------
                                               David T. Nish
                                               Finance Director

Attest:


/s/ Alan McCulloch
----------------------------
Alan McCulloch
Assistant Secretary

                                  Verification

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated July 31, 2002, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                /s/
                                                -------------------------------

Subscribed and sworn to before me
this 31st day of July, 2002

/s/
----------------------------
My commission expires:  N/A




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